Exhibit 99.2

confidential

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, (THE “U.S. SECURITIES ACT”) OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE U.S. SECURITIES ACT OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE BORROWER), IN A FORM REASONABLY ACCEPTABLE TO THE BORROWER, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING Section 3.05 HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO Section 3.05 OF THIS NOTE.

ANGHAMI INC.

SENIOR UNSECURED CONVERTIBLE NOTE

No. 2

US$20,000,000	February 7, 2025

FOR VALUE RECEIVED, Anghami Inc., a Cayman Islands exempted company, with registration number 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, hereby promises to pay to OSN Streaming Limited, a Cayman Islands exempted company with registration number 404857, whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or registered assigns, at the address set forth in Section 8.01 of this Senior Unsecured Convertible Note (this “Note”), the principal sum of TWENTY MILLION DOLLARS ($20,000,000), together with PIK Interest accrued thereon from time to time as provided herein, on the Maturity Date (as defined below).

Article 1
DEFINITIONS; INTERPRETATIONS

Section 1.01  Definitions.

(a)  The terms defined in this Article 1 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Note shall have the respective meanings specified in this Article 1. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Note as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular. Unless otherwise noted, references to “U.S. Dollars” or “$” shall mean the currency of the United States.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Bankruptcy Law” shall have the meaning specified in Section 5.01.

“Base Conversion Price” means, subject to adjustment pursuant to this Note, (i) $2.50, with respect to any conversion of this Note pursuant to Section 4.01 or Section 4.02 prior to the first anniversary of the Closing Date (as defined in the Purchase Agreement), (ii) $2.75, with respect to any conversion of this Note pursuant to Section 4.01 or Section 4.02 on or after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date or (iii) $3.00, with respect to any conversion of this Note pursuant to Section 4.01 or Section 4.02 on or after the second anniversary of the Closing Date.

“Board of Directors” means the Board of Directors of the Borrower or any duly authorized committee of such Board of Directors.

“Borrower” means Anghami Inc., a Cayman Islands exempted company, until a successor Person shall replace it pursuant to the applicable provisions of this Note, and thereafter “Borrower” shall mean such successor Person.

“Borrower Shareholder Approval” shall have the meaning specified in Section 4.03(j).

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Capital Shares” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, but excluding any debt securities convertible into such equity.

“Cash” or “cash” means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

“close of business” means 5:00 p.m. (New York City time).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Shares of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Conversion Amount” shall have the meaning specified in Section 4.03(a).

“Conversion Cap” shall have the meaning specified in Section 4.03(j).

“Conversion Date” shall have the meaning specified in Section 4.03(b).

“Conversion Obligation” means, in respect of any conversion of this Note, the related Ordinary Shares to be transferred to the Holder by the Borrower resulting from the applicable conversion procedures set forth in Article 4.

“Default” means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

“Dilutive Issuance” shall have the meaning specified in Section 4.07(a).

“Dilutive Issuance Notice” shall have the meaning specified in Section 4.07(a).

“Equity Interests” means, with respect to any Person, all of the shares of Capital Shares of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of Capital Shares of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of Capital Shares of (or other ownership or profit interests in) such Person (other than, prior to the date of conversion, indebtedness that is convertible into Equity Interests) or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Event of Default” shall have the meaning specified in Section 5.01.

“Excluded Issuances” means any issuance, sale or grant (or deemed issuance, sale or grant) by the Borrower after the Issue Date of: (a) Ordinary Shares issued upon the conversion of this Note, the Senior Unsecured Convertible Note dated December 16, 2024 issued pursuant to the Purchase Agreement (“Note 1”) or any remaining Additional Notes (as defined in the Purchase Agreement) issuable under the Purchase Agreement; (b) Ordinary Shares issued upon exercise of the warrants set forth on Schedule 4.10; and (c) Ordinary Shares authorized by the Board of Directors and issued pursuant to (i) The Anghami Inc. Long Term Incentive Plan or amendment thereto or (ii) any other incentive plan or amendment thereto, in each case as approved by the Board of Directors.

“Ex-Dividend Date” means the first date on which Ordinary Shares trade on Nasdaq or on the applicable stock exchange on which Ordinary Shares is then traded, regular way, without the right to receive the issuance, dividend or distribution in question from the Borrower.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended.

“Form of Notice of Conversion” shall mean the “Form of Notice of Conversion” attached as Attachment 1 to this Note.

“Fundamental Change” shall be deemed to have occurred at the time after this Note is originally issued if any of the following occurs:

(a)  a “person” or “group” (other than the Holder or an Affiliate thereof) within the meaning of Section 13(d) of the Exchange Act, other than the Borrower, its Wholly Owned Subsidiaries and the employee benefit plans of the Borrower and its Wholly Owned Subsidiaries, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of (x) the Ordinary Shares representing more than 50% of the voting power of the Ordinary Shares or (y) Common Equity of the Borrower representing more than 50% of the voting power of all Common Equity of the Borrower;

(b)  the shareholders of the Borrower approve any plan or proposal for the liquidation or dissolution of the Borrower;

(c)  the Borrower voluntarily delists its Ordinary Shares from the Nasdaq markets; or

(d)  a Merger Event.

If any transaction in which the Ordinary Shares is replaced by the securities of another entity occurs, following the effective date of such transaction, references to the Borrower in this definition shall instead be references to such other entity.

“Holder” means OSN Streaming Limited, a Cayman Islands exempted company, or its registered assigns or any transferee or successor pursuant to the applicable provisions of this Note, as applicable.

“Interest Capitalization Date” means (i) the last day of each month, commencing on February 28, 2025; and (ii) if not otherwise included in clause (i), the Maturity Date.

“Issue Date” of this Note means the date on which this Note was originally issued or deemed issued as set forth on the face of this Note; provided, that, if the Borrower does not receive payment for the Note until a date that is after the date set forth on the face of this Note and notifies the Holder of the date on which it receives payment for the Note pursuant to Section 2.02 of the Purchase Agreement, this Note shall instead be deemed issued upon the date on which the Borrower receives the payment for the Note.

“Last Reported Sale Price” of the Ordinary Shares on any date means the closing sale price per share of the Ordinary Shares (or if no closing sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported on Nasdaq or other principal U.S. securities exchange on which the Ordinary Shares are then traded. If the Ordinary Shares are not listed for trading on a United States national or regional securities exchange on such date, the “Last Reported Sale Price” of the Ordinary Shares shall be the last quoted bid price for the Ordinary Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Ordinary Shares are not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the Ordinary Shares on such date from each of at least three nationally recognized independent investment banking firms selected by the Borrower for this purpose. The “Last Reported Sale Price” of the Ordinary Shares will be determined without reference to extended or after hours trading or any other trading outside regular trading session hours.

“Maturity Date” shall have the meaning specified in Section 2.01.

“Merger Event” shall have the meaning specified in Section 4.09(a).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Note” shall have the meaning specified in the preamble.

“Notice of Conversion” shall have the meaning specified in Section 4.03(d).

“open of business” means 9:00 a.m. (New York City time).

“Ordinary Shares” means the ordinary shares of the Borrower, par value $0.0001 per share, at the date of this Note.

“Ordinary Shares Deemed Outstanding” means, at any given time, the sum of (a) the number of Ordinary Shares actually outstanding at such time, plus (b) the number of Ordinary Shares reserved for issuance at such time under The Anghami Inc. Long Term Incentive Plan, regardless of whether the Ordinary Shares are actually subject to outstanding awards at such time or whether any outstanding Equity Interest under such plan are actually exercisable or vested at such time, plus (c) the number of Ordinary Shares issuable upon exercise of the warrants set forth on Schedule 4.10.

“Outstanding,” when used with reference to this Note, shall mean, as of any particular time, any portion of the principal amount of this Note, except:

(i)  The portion of this Note that has been paid pursuant to Section 2.01 or Notes in lieu of which, or in substitution for which, other Notes shall have been issued by the Borrower pursuant to the terms of Section 8.08 and Section 8.11, as applicable;

(ii)  The portion of this Note converted pursuant to Article 4 and required to be canceled pursuant to Section 2.04; and

(iii)  The portion of this Note redeemed by the Borrower pursuant to Article 4.

“Permitted Financing Indebtedness” shall have the meaning specified in Section 3.03(a).

“Permitted Financing Indebtedness Cap” shall have the meaning specified in Section 3.03(a).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act or any other entity.

“PIK Interest” shall have the meaning specified in Section 2.02.

“PIK Interest Rate” means 11.00% per annum.

“Purchase Agreement” means that certain Convertible Note Purchase Agreement, dated as of December 16, 2024, by and among the Borrower and the Holder, as may be amended from time to time.

“Receiver” shall have the meaning specified in Section 5.01.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Ordinary Shares (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Ordinary Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by statute, by contract or otherwise).

”Reference Property” shall have the meaning specified in Section 4.09(a).

”Rights” means any ordinary share or preferred stock purchase right or warrant, as the case may be, that all or substantially all Ordinary Shares may be entitled to receive under a Rights Plan.

“Rights Plan” means any ordinary share or preferred stock rights plan or any similar plan in effect as of the date of this Note or adopted by the Borrower after the date hereof or any replacement or successor rights plan.

“Rule 144” means Rule 144 as promulgated under the U.S. Securities Act.

“U.S. Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case as amended.

“Significant Subsidiary” means any Subsidiary of the Borrower that satisfies the criteria of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Shares or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Entity” shall have the meaning specified in Section 6.01.

“The Anghami Inc. Long Term Incentive Plan” means The Anghami Inc. Long Term Incentive Plan as in effect as of the date of this Note.

“Trading Day” means a day during which (i) trading in the Ordinary Shares generally occurs and (ii) a Last Reported Sale Price (other than a Last Reported Sale Price of the type referred to in the third sentence of the definition of Last Reported Sale Price) for the Ordinary Shares is available for such day; provided that if the Ordinary Shares are not admitted for trading or quotation on or by any exchange, bureau or other organization referred to in the definition of Last Reported Sale Price (excluding the third sentence of that definition), “Trading Day” means a Business Day.

“Unfunded Principal Amount” means $55,000,000 minus the aggregate principal amount of this Note, Note 1 and any Additional Note issued to the Holder pursuant to the Purchase Agreement.

“United States” means the United States of America.

“unit of Reference Property” shall have the meaning specified in Section 4.09(a).

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%”.

Article 2
ISSUE, DESCRIPTION AND EXECUTION

Section 2.01  Maturity Date. All outstanding principal on this Note (including all capitalized PIK Interest) shall be due and payable, in full, on the date that is the earlier of (i) December 16, 2027 and (ii) the date that this Note becomes due and payable pursuant to Section 5.02 (the “Maturity Date”), unless earlier redeemed or converted pursuant to the terms hereof.

Section 2.02  PIK Interest. This Note shall bear interest at the rate equal to the PIK Interest Rate on the unpaid principal amount of this Note (including as increased by capitalizing accrued and unpaid PIK Interest pursuant to this Section 2.02) from the Issue Date, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Capitalization Date until the Maturity Date (“PIK Interest”). All accrued and unpaid PIK Interest shall be due and payable in arrears on each Interest Capitalization Date to the record holder of this Note; provided that such accrued PIK Interest shall not be paid in cash, but instead shall be automatically capitalized as of such Interest Capitalization Date and added to the unpaid principal amount of this Note. Accrued PIK Interest on this Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

Section 2.03  Payment of Note. All cash payments due under this Note shall be paid in lawful money of the United States without set-off, withholding, deduction or counterclaim. All such payments shall be made by wire transfer of immediately available funds to an account designated in writing by the Holder. If an interest, principal or other payment date is other than a Business Day (as defined herein), such payment shall be made on the next succeeding Business Day. All cash payments shall be applied first, to all fees, charges and expenses permitted under this Note, second, to accrued and unpaid PIK Interest thereon and third, to outstanding principal on this Note.

Section 2.04  Cancellation of Portion of Note Paid. All portions of this Note surrendered for the purpose of payment, redemption, conversion or registration of transfer, shall, if surrendered to the Borrower, be promptly canceled by it.

Section 2.05  Ranking. This Note constitutes senior unsecured obligations of the Borrower and will rank senior in right of payment to any of the Borrower’s existing and future indebtedness and pari passu with any Permitted Financing Indebtedness; provided, that this Note shall rank pari passu with Note 1 and any Additional Note issued pursuant to the Purchase Agreement.

Article 3
PARTICULAR COVENANTS OF THE BORROWER

Section 3.01  Payment of Principal and Interest. The Borrower shall promptly make all payments in respect of this Note on the dates and in the manner provided in this Note. Presentation of this Note is due at maturity.

Section 3.02  Corporate Existence. Subject to Article 6 hereof, the Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights (charter and statutory); provided however, that the Borrower shall not be required to preserve any such right or franchise if the Borrower determines that the preservation thereof is no longer desirable in the conduct of the business of the Borrower and that the loss thereof would not reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement).

Section 3.03  Negative Covenants. Other than the transactions contemplated by the Purchase Agreement, without the consent of the Holder, the Borrower shall not, and shall not permit any of its Subsidiaries to:

(a)  except for up to a total of $20,000,000 (as may be increased from time to time, the “Permitted Financing Indebtedness Cap”) in debt in working capital loans or receivables financing (“Permitted Financing Indebtedness”), enter into, create, incur, assume, guarantee or suffer to exist any indebtedness of any kind that is pari passu with or senior to this Note including, but not limited to, a guarantee (except for letters of guarantee or minimum guarantees relating to content provided by the labels that are operational in nature and accounted for as trade payables), on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom; provided that the Permitted Financing Indebtedness Cap shall be increased by a maximum amount equal to the Unfunded Principal Amount if (i) the Board of Directors has determined that incurring Permitted Financing Indebtedness up to the Permitted Financing Indebtedness Cap so increased is necessary and in the best interest of the Borrower and (ii) (y) the Borrower has delivered to the Holder a written request for the Holder to fund the Unfunded Principal Amount or a portion thereof (in which case the Permitted Financing Indebtedness Cap shall only be increased by such portion) by exercising its option under Section 2.03 of the Purchase Agreement and (z) the Holder has rejected such request (provided, that the Holder shall affirmatively agree to or reject such request no later than ten (10) Business Days following receipt of such request and, if the Holder does not timely respond, such request shall be deemed rejected);

(b)  amend its charter documents, including, without limitation, its memorandum and articles of association, in any manner that materially and adversely affects any rights of the Holder;

(c)  repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Ordinary Shares or equivalents thereto other than as to (i) repurchases as permitted or required under this Note or the Purchase Agreement and (ii) repurchases of Ordinary Shares or equivalents thereto from departing officers and directors of the Borrower, pursuant to any equity incentive approved by the disinterested members of the Board of Directors, provided, that such repurchases pursuant to clause (ii) shall not exceed an aggregate of $100,000 per year for all officers and directors during the term of this Note without the consent of the Holder;

(d)  except for the existing indebtedness listed under Schedule 3.03(d) of this Note, repay, repurchase or offer to repay or repurchase any indebtedness for borrowed money of any kind incurred after the Issue Date (i) held by any related party or Affiliate of Borrower (other than the Holder or any of its Affiliates) or (ii) that has not been approved by the Board of Directors, except for the Permitted Financing Indebtedness;

(e)  pay cash dividends on any equity securities of the Borrower;

(f)   subject to Section 3.12 – Related Party Liabilities and Section 3.22 – Related Party Transactions of the Purchase Agreement, enter into any transaction with any Affiliate of the Borrower or related party (other than the Holder or any of its Affiliates), except for (i) the existing arrangements listed under Schedule 3.03(f) of this Note and (ii) any related party transaction each with an aggregate transaction value less than or equal to $1,500,000 that is operational in nature (such as with telecommunications companies and marketing providers) that is conducted on an arm’s length basis; provided, that the Borrower shall promptly notify the Holder of any such transaction prior to entering into any such transaction;

(g)  permit the Borrower’s consolidated cash balance to be less than $1,000,000 at any time;

(h)  as long as this Note is outstanding, lower the exercise price of any of the existing warrants from their respective exercise prices specified in Schedule 4.10; or

(i)   enter into any agreement with respect to any of the foregoing except as noted in the foregoing.

Section 3.04  Rule 144 Information Requirement and Annual Reports

(a)  The Borrower, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Borrower after the Issue Date pursuant to Section 13 or 15(d) of the Exchange Act or otherwise required by the Commission and to promptly furnish the Holder with true and complete copies of all such filings; provided, that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holder pursuant to this Section 3.04(a). The Borrower further covenants that it shall take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to resell or otherwise dispose of this Note or the Ordinary Shares issuable upon conversion hereof, including, in absence of a valid registration statement providing for the resale of the Ordinary Shares issuable upon conversion, without registration under the U.S. Securities Act within the limitation of the exemptions provided by Rule 144, including providing any customary legal opinions. Upon the request of the Holder, the Borrower shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

(b)  Without limiting the generality of Section 3.04(a), at any time the Borrower is not subject to Section 13 or 15(d) of the Exchange Act, the Borrower shall, so long as this Note or any Ordinary Shares issuable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, make publicly available the information concerning the Borrower as described in Rule 144(c)(2) under the U.S. Securities Act to facilitate the resale of this Note or Ordinary Shares issuable upon conversion thereof pursuant to Rule 144.

(c)  The Borrower shall deliver to the Holder, within 15 days after the same are required to be filed with the Commission, copies of any documents or reports that the Borrower is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any such document or report that the Borrower files with the Commission via the Commission’s EDGAR system shall be deemed to be delivered to the Holder for purposes of this Section 3.04(c) at the time such documents are filed via the EDGAR system.

Section 3.05  Transfers. This Note or any portion hereof may only be transferred by the Holder with the consent of the Borrower; provided that, notwithstanding the foregoing, the Holder may, at its sole option, transfer this Note or any portion hereof to any of its Subsidiaries or Affiliates. In case this Note or any portion hereof shall be transferred by the Holder in accordance with this Section 3.05, the Borrower shall promptly upon written request (and in any event, within five Business Days) execute and deliver to (a) the Holder a new Note in authorized denominations in an aggregate principal amount equal to the portion of this Note not transferred and (b) each such transferee a new Note in authorized denominations in an aggregate principal amount equal to the portion of this Note so transferred to such transferee, without payment of any service charge by the Holder or any such transferee but, if required by the Borrower, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Note being different from the name of the Holder of the old Note.

Article 4
CONVERSION OF NOTE

Section 4.01  Conversion Privilege of Holder.

(a)  Subject to and upon compliance with the provisions of this Article 4 and upon or at any time after the Issue Date and prior to the Maturity Date, the Holder shall have the right, at the Holder’s option, to, in lieu of demanding payment, elect to convert all or a portion of the outstanding principal amount plus the accrued and unpaid PIK Interest with respect to such principal amount under this Note into a number of Ordinary Shares based on the Base Conversion Price then in effect pursuant to the processes set forth in Section 4.03(c).

(b)  Notwithstanding the foregoing, the Holder shall not have the right to convert any PIK Interest into Ordinary Shares without providing written notice to the Company of its intention to do so, which shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The Holder may waive the requirements of this Section 4.01(b) by providing written notice to the Company, which shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

Section 4.02  Automatic Conversion. Unless this Note (or any portion hereof) has been previously converted prior to the Maturity Date, subject to and upon compliance with the provisions of this Article 4, on the Maturity Date, the entire outstanding principal amount of this Note shall be converted automatically into a number of Ordinary Shares based on the Base Conversion Price pursuant to the processes set forth in Section 4.03(c).

Section 4.03  Conversion Procedure; Settlement upon Conversion.

(a)  Subject to this Section 4.03(a) and Section 4.09, if this Note is converted pursuant to Section 4.01 or Section 4.02, the Borrower shall deliver to the Holder, in respect of the portion of the principal of this Note and the accrued and unpaid PIK Interest being converted (the “Conversion Amount”), a number of Ordinary Shares equal to (i) the Conversion Amount divided by (ii) the Base Conversion Price, together with cash, if applicable, in lieu of delivering any fractional share of Ordinary Shares in accordance with Section 4.04, on the seventh Business Day immediately following the relevant Conversion Date.

(b)  This Note shall be deemed to have been converted pursuant to Section 4.01 or Section 4.02 immediately prior to the close of business on the date that the Holder has complied with the requirements set forth in Section 4.03(d) or Section 4.03(e), as applicable (a “Conversion Date”).

(c)  If any Ordinary Shares are due to the Holder pursuant to this Section 4.03, the Borrower shall issue or cause to be issued, and deliver to the Holder certificates or book-entry on the books of the Borrower’s transfer agent, as applicable (which shall be free of restrictive legends and trading restrictions if a Registration Statement has been declared effective covering such shares or if such shares may be resold pursuant to Rule 144 of the U.S. Securities Act) for the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of the Borrower’s Conversion Obligation. The Person in whose name the certificate (or book-entry on the books of the Borrower’s transfer agent, if applicable) for any Ordinary Shares delivered upon conversion pursuant to this Section 4.03(c) is registered shall be treated as a shareholder of record as of the close of business on the relevant Conversion Date.

(d)  Subject to Section 4.05, before the Holder shall be entitled to convert this Note pursuant to Section 4.01, the Holder shall (1) complete, manually sign and deliver an irrevocable notice to the Borrower as set forth in the Form of Notice of Conversion (or a facsimile thereof) attached hereto (a “Notice of Conversion”) to the Borrower and state in writing therein the Conversion Amount and the name or names (with addresses) in which the Holder wishes the certificate (or book-entry on the books of the Borrower’s transfer agent) for any Ordinary Shares to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender this Note, duly endorsed to the Borrower or in blank (and accompanied by appropriate endorsement and transfer documents), to the Borrower, and (3) if required, furnish appropriate endorsements and transfer documents.

(e)  Subject to Section 4.05, upon the automatic conversion of this Note pursuant to Section 4.02, the Borrower shall deliver written notice to the Holder notifying the Holder of such conversion and specifying the Conversion Amount and the number of Ordinary Shares into which such Conversion Amount is being converted. Upon receipt of such notice, the Holder shall (1) complete, manually sign and deliver an irrevocable notice to the Borrower as set forth in the Notice of Conversion to the Borrower and state in writing therein the Conversion Amount and the name or names (with addresses) in which the Holder wishes the certificate (or book-entry on the books of the Borrower’s transfer agent) for any Ordinary Shares to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender this Note, duly endorsed to the Borrower or in blank (and accompanied by appropriate endorsement and transfer documents), to the Borrower, and (3) if required, furnish appropriate endorsements and transfer documents.

(f)   In case this Note shall be subject to any partial conversion, the Borrower shall execute and deliver to the Holder a new Note in authorized denominations in an aggregate principal amount equal to the unconverted portion of this Note without payment of any service charge by the Holder; provided, that, if required by the Borrower, the Holder shall make payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Note issued upon such conversion being different from the name of the Holder of the old Note surrendered for such conversion.

(g)  Except as provided in Section 4.07, no adjustment shall be made for dividends on any Ordinary Shares issued upon the conversion of this Note as provided in this Article 4.

(h)  Provisions of this Note that apply to conversion of this entire Note also apply to conversion of a portion of this Note.

(i)   Any Conversion Obligation with respect to this Note shall be computed on the basis of the aggregate principal amount and accrued and unpaid PIK Interest of this Note (or specified portions thereof to the extent permitted thereby) so converted.

(j)  Notwithstanding anything to the contrary in this Note, the Borrower shall not issue any Ordinary Shares upon conversion of this Note pursuant to Section 4.01 or Section 4.02 if the issuance of such Ordinary Shares, together with any securities issued in connection with any other related transactions that may be considered part of the same series of transactions for purposes of the rules of Nasdaq, would exceed the aggregate number of Ordinary Shares that the Borrower may issue in a transaction in compliance with the Borrower’s obligations under the rules or regulations of Nasdaq (such aggregate number of shares, units or notes, as applicable, the “Conversion Cap”) except that such limitation shall not apply if the Borrower’s shareholders have approved issuances in excess of the Conversion Cap in accordance with the rules of Nasdaq (the “Borrower Shareholder Approval”).

(k)  Notwithstanding anything to the contrary in this Note, in the event of any conversion, if the aggregate number of shares to be issued would exceed the Conversion Cap, Holder may require Borrower to (i) take all necessary actions in accordance with applicable law, the Borrower’s memorandum and articles of association and the rules of Nasdaq to establish a record date for, duly call, give notice of, disseminate a proxy statement relating to, convene and hold a meeting of its shareholders for the purpose of obtaining the Borrower Shareholder Approval or (ii) redeem all or a portion of the outstanding principal and accrued and unpaid PIK Interest thereon in cash at the applicable conversion price. Upon the Holder’s request pursuant to the forgoing clause (i), the Borrower shall use its reasonable best efforts to obtain the Borrower Shareholder Approval.

Section 4.04  Fractional Shares. The Borrower shall not issue any fractional share of Ordinary Shares upon conversion of this Note and shall instead pay cash in lieu of delivering any fractional share of Ordinary Shares issuable upon conversion based on the Last Reported Sale Price on the relevant Conversion Date.

Section 4.05  Taxes on Conversion. Except as provided in the next sentence, the Borrower shall pay any and all documentary, stamp or similar issue or transfer tax due and duties on the issuance of Ordinary Shares upon conversion of this Note pursuant hereto. The Holder shall be liable for and shall be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue and delivery of Ordinary Shares in a name other than that of the Holder, and no such issue or delivery shall be made unless the Person requesting such issue has paid to the Borrower the amount of any such tax or duty, or has established to the satisfaction of the Borrower that such tax or duty has been paid.

Section 4.06  Certain Covenants.

(a)  The Borrower covenants that all Ordinary Shares issued upon conversion of this Note shall be (as applicable) newly issued, duly authorized, validly issued, fully paid and non-assessable, enforceable against the Borrower in accordance with their terms, and shall be free from preemptive or similar rights and free from all taxes, liens and charges with respect to the issue thereof.

(b)  The Borrower covenants that, if any Ordinary Shares to be provided for the purpose of conversion of this Note require registration with or approval of any governmental authority under any federal or state law before such Ordinary Shares may be validly issued upon conversion, the Borrower shall, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

(c)  The Borrower further covenants that if at any time the Ordinary Shares shall be listed on any national securities exchange or automated quotation system, the Borrower will use best efforts to list and keep listed, so long as the Ordinary Shares shall be so listed on such exchange or automated quotation system, any Ordinary Shares issuable upon conversion of this Note.

(d)  The Borrower shall reserve, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Ordinary Shares to provide for conversion of this Note pursuant to Section 4.01 from time to time as this Note is presented for conversion.

Section 4.07  Adjustment of Conversion Rate

(a)  If the Borrower or any Subsidiary thereof, as applicable, at any time that this Note is outstanding, shall sell, issue or grant any Equity Interests, other than in any Excluded Issuances, at an effective price per share less than the then effective Base Conversion Price (such issuance is referred to herein as a “Dilutive Issuance”), then, the Base Conversion Price in effect immediately prior to such sale, issuance or grant shall be automatically reduced, and only reduced, to a price equal to the quotient obtained by dividing: (i) the sum of (A) the product obtained by multiplying the number of Ordinary Shares Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) by the Base Conversion Price then in effect, plus (B) the aggregate consideration, if any, received by the Borrower upon such sale, issuance or grant (or deemed issuance or sale); by (ii) the sum of (C) the number of Ordinary Shares Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale), plus (D) the aggregate number of Ordinary Shares issued or sold (or deemed sold, issued or granted) by the Borrower in such sale, issuance or grant (or deemed sale, issuance or grant). Such adjustments described above in Section 4.07(a) to the Base Conversion Price shall be permanent (subject to additional adjustments under this section) and shall be made whenever such Equity Interests are issued. The Borrower shall notify the Holder, in writing, no later than the Trading Day following the issuance of any Equity Interests subject to this Section 4.07(a), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price, or other pricing terms (such notice, the “Dilutive Issuance Notice”). For the avoidance of doubt, whether or not the Borrower provides a Dilutive Issuance Notice pursuant to this Section 4.07(a), upon the occurrence of any Dilutive Issuance, on the date of such Dilutive Issuance, the Base Conversion Price shall be lowered to equal the effective price per share as set forth in this Section 4.07(a) regardless of whether the Borrower or the Holder accurately refers to such lower effective price per share in any subsequent Notice of Conversion.

(b)  Without limiting any provision hereof, if the Borrower at any time on or after the Issue Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) any of its outstanding Ordinary Shares into a greater number of shares, the Base Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if the Borrower at any time on or after the Issue Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Base Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 4.07(b) shall become effective immediately after the effective date of such subdivision or combination.

(c)  In the event that the Borrower (or any of its Subsidiaries) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from value dilution or if any event occurs of the type contemplated by the provisions of this Section 4.07 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Board of Directors shall in good faith determine and implement an appropriate adjustment in the Base Conversion Price so as to protect the rights of Holder; provided, that no such adjustment pursuant to this Section 4.07(c) will increase the Base Conversion Price as otherwise determined pursuant to Section 4.07(a) or Section 4.07(b), except in the event of a stock combination or reverse stock split, provided, further, that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such value dilution, then the Board of Directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding and whose fees and expenses shall be borne by the Borrower.

(d)  For the avoidance of doubt, in the event of any conversion rate adjustment to be made under this Note, it is agreed that no double counting shall occur. Any specific event that has already been accounted for in a prior conversion rate adjustment shall not be reevaluated or included again in any subsequent conversion rate adjustment.

Section 4.08  Notice of Certain Transactions.

(a)  In the event that there is a dissolution or liquidation of the Borrower, the Borrower shall deliver to the Holder and provide to the Holder a written notice stating the proposed effective date. The Borrower shall deliver such notice at least 20 days before such proposed effective date.

(b)  If a transaction or event that constitutes a Fundamental Change occurs, the Borrower shall notify the Holder (x) as promptly as practicable following the date the Borrower publicly announces such transaction but in no event less than 25 Business Days prior to the anticipated effective date of such transaction or (y) if the Borrower does not have knowledge of such transaction at least 25 Business Days prior to the anticipated effective date of such transaction, within one Business Day of the date upon which the Borrower receives notice, or otherwise becomes aware, of such transaction, but in no event later than the actual effective date of such transaction.

(c)  The Borrower shall notify the Holder as promptly after the date on which the Borrower receives notice from Nasdaq, or otherwise becomes aware, about Nasdaq’s final determination to delist the Borrower’s Ordinary Shares.

Failure to deliver such notice or any defect therein shall not affect the validity of any transaction referred to in this Section 4.08.

Section 4.09 Effect of Reclassification, Consolidation, Merger or Sale on Conversion Privilege.

(a) If any of the following events occur:

(i) any recapitalization, reclassification or change of the outstanding Ordinary Shares (other than changes resulting from a subdivision or combination or issuance of shares in relation to this Note);

(ii) any consolidation, merger, combination or similar transaction involving the Borrower;

(iii) any sale, conveyance, lease or other transfer to any third party of all or substantially all of the consolidated property and assets of the Borrower and its Subsidiaries; or

(iv) any statutory share exchange,

in each case, as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right of the Holder to convert the Conversion Amount into Ordinary Shares pursuant to Section 4.01 or to receive Ordinary Shares upon the automatic conversion of the Conversion Amount pursuant to Section 4.02 shall be changed into a right of the Holder to convert such Conversion Amount into, or receive upon automatic conversion of such Conversion Amount, as applicable, the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that the Holder would have owned or been entitled to receive had the Holder elected to convert such Conversion Amount, or the automatic conversion of such Conversion Amount occurred, as applicable, immediately prior to the effective time of such Merger Event (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Ordinary Shares is entitled to receive) and, prior to or at the effective time of such Merger Event, this Note shall be deemed to provide for such change in the convertibility of this Note, including value anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 4, and the Borrower or the successor or the purchasing Person, as the case may be, shall execute a supplement to this Note at such time to evidence the foregoing; provided however, that at and after the effective time of the Merger Event the number of Ordinary Shares otherwise deliverable upon conversion of the Conversion Amount pursuant to Section 4.03 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have received in such Merger Event.

If a Merger Event causes the Ordinary Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then (A) the Reference Property into which this Note will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Ordinary Shares and (B) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (A) attributable to one share of Ordinary Shares. The Borrower shall notify the Holder of such weighted average as soon as practicable after such determination is made but in no event later than the third (3rd) Business Day following the effective date of the Merger Event. If the holders of the Ordinary Shares receive only cash in such Merger Event, then for all conversions pursuant to Section 4.01 or Section 4.02 for which the relevant Conversion Date occurs after the effective date of such Merger Event (x) the consideration due upon conversion of the Conversion Amount shall be solely cash in an amount equal to the number of Ordinary Shares that the Conversion Amount is convertible into based on the applicable Base Conversion Price in effect on the Conversion Date, multiplied by the price paid per share of Ordinary Shares in such Merger Event, and (y) the Borrower shall satisfy the Conversion Obligation by paying cash to the converting Holder on the second Business Day immediately following the relevant Conversion Date.

If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the successor or purchasing corporation, as the case may be, in such Merger Event, then an assumption of this Note shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b) When this Note is modified or amended pursuant to subsection (a) of this Section 4.09, the Borrower shall promptly provide to the Holder a notice briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with. Failure to deliver such notice shall not affect the legality or validity of such modification or amendment to this Note.

(c) The Borrower shall not become a party to any Merger Event unless its terms are consistent with this Section 4.09. None of the foregoing provisions shall affect the right of the Holder to convert this Note into Ordinary Shares pursuant to Section 4.01 prior to the effective date of such Merger Event.

(d) The above provisions of this Section 4.09 shall similarly apply to successive Merger Events.

Section 4.10 Adjustments of Prices. Whenever any provision of this Note requires the Borrower to calculate the Last Reported Sale Prices over a span of multiple days, the Borrower will make appropriate adjustments to the Last Reported Sale Prices to account for any adjustment to the Base Conversion Price that becomes effective, or any event requiring an adjustment to the Base Conversion Price where the Ex-Dividend Date, Record Date, effective date or expiration date of the event occurs at any time during the period when the Last Reported Sale Prices are to be calculated. The Borrower will provide a schedule of its calculations to the Holder.

Section 4.11 Rights Plan. To the extent that the Borrower has a Rights Plan in effect upon conversion of this Note into Ordinary Shares, except with respect to the Existing Warrants set forth in Schedule 4.10 to this Note, the Holder shall receive upon conversion of this Note, the Rights under the Rights Plan, unless prior to conversion, the Rights have separated from the Ordinary Shares, in which case, and only in such case, the Base Conversion Price shall be adjusted at the time of separation as if the Borrower made distributions to all or substantially all holders of Ordinary Shares, subject to readjustment in the event of the expiration, termination or redemption of such Rights.

Article 5
DEFAULT AND REMEDIES

Section 5.01 Events of Default. The occurrence of any one or more of the following events shall constitute an event of default (hereinafter “Event of Default”) under this Note, notwithstanding any disclosure made in connection with the Purchase Agreement:

(a) the Borrower fails to deliver consideration due in respect of its Conversion Obligation upon conversion of this Note within the time periods specified in Section 4.03, and such failure continues for a period of five Business Days;

(b) the Borrower fails to perform or observe any other term, covenant or agreement contained in this Note for a period of 60 days after written notice of such failure, requiring the Borrower to remedy the same, shall have been given to the Borrower by the Holder;

(c) default by the Borrower or any Subsidiary of the Borrower with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for borrowed money in excess of $1,000,000 in the aggregate of the Borrower and/or any such Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable, (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise or (iii) otherwise, which such default is not cured or remedied within the time prescribed by its governing documents or if no time is prescribed within twenty (20) Business Days;

(d) any final judgments or awards are rendered or an amount in settlement thereof is made for the payment of $1,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate rendered against the Borrower or any Subsidiary of the Borrower or an attachment order is levied over a material part over the property, assets or turnover of the Borrower or any Subsidiary of the Borrower, which is not discharged, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(e) an involuntary case or other proceeding shall be commenced against the Borrower or any Significant Subsidiary (or any group of the Borrower’s Subsidiaries that, taken together, would constitute a Significant Subsidiary) seeking liquidation, reorganization or other relief with respect to the Borrower or any Significant Subsidiary (or any group of the Borrower’s Subsidiaries that, taken together, would constitute a Significant Subsidiary) or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Borrower or any Significant Subsidiary (or any group of the Borrower’s Subsidiaries that, taken together, would constitute a Significant Subsidiary) or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days;

(f) the Borrower or any Significant Subsidiary (or any group of the Borrower’s Subsidiaries that, taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i) commences as a debtor a voluntary case or proceeding;

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it;

(iii) consents to the appointment of a Receiver of it or for all or substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(vi) consents to the filing of such a petition or the appointment of or taking possession by a Receiver.

The term “Bankruptcy Law” means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors. The term ” Receiver” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

Section 5.02 Acceleration of Maturity; Rescission and Annulment. If an Event of Default with respect to the portion of this Note that is Outstanding (other than an Event of Default specified in Section 5.01(e) or Section 5.01(f) hereof in respect of the Borrower) occurs and is continuing, the Holder may declare the portion of this Note that is Outstanding due and payable at its principal amount (including any accrued and unpaid PIK Interest automatically capitalized as of such declaration), and thereupon the Holder may, at its discretion, proceed to protect and enforce its rights by the appropriate judicial proceedings. Such declaration may be rescinded and annulled by the written consent of the Holder.

If an Event of Default specified in Section 5.01(e) or Section 5.01(f) hereof in respect of the Borrower occurs and is continuing, then all unpaid principal (including any accrued and unpaid PIK Interest automatically capitalized as of the occurrence of such Event of Default) of the portion of this Note that is Outstanding shall become immediately due and payable, without any declaration or other act on the part of the Holder. The parties hereto agree that this Note is a senior unsecured obligation of the Borrower and will rank pari passu with the Permitted Financing Indebtedness, Note 1 and any Additional Note.

The Holder may rescind and annul an acceleration and its consequences if:

(a) all existing Events of Default, other than the nonpayment of principal of this Note which has become due solely because of the acceleration, have been remedied, cured or waived; and

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; provided, however, that in the event such declaration of acceleration has been made based on the existence of an Event of Default under Section 5.01(c) hereof and such Event of Default has been remedied, cured or waived in accordance with Section 5.01(c) hereof, then, without any further action by the Holder, such declaration of acceleration shall be rescinded automatically and the consequences of such declaration shall be annulled. No such rescission or annulment shall affect any subsequent Default or impair any right consequent thereon.

Section 5.03 Other Remedies. If an Event of Default with respect to the portion of this Note that is Outstanding occurs and is continuing, the Holder may (i) pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or interest on, this Note or to enforce the performance of any provision of this Note, (ii) exercise on behalf of itself all rights and remedies available to it under this Note and/or (iii) exercise all rights and remedies available to the Holder under this Note or at law or equity.

Section 5.04 Waiver of Past Defaults. The Holder may waive an existing Default or Event of Default. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Note; provided, however, that no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon. Any waiver by the Holder hereunder shall be in writing, singed by the Holder.

Section 5.05 Unconditional Right of Holder to Receive Payment and to Convert. Notwithstanding any other provision in this Note, the Holder of this Note shall have the right, which is absolute and unconditional, to receive payment of the principal amount and PIK Interest in respect of this Note, on or after the respective due dates expressed in this Note, or to convert this Note in accordance with Article 4, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 4, and shall not be impaired or affected without the consent of the Holder.

Section 5.06 Restoration of Rights and Remedies. If the Holder has instituted any proceeding to enforce any right or remedy under this Note and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Holder, then and in every such case, subject to any determination in such proceeding, the Borrower and the Holder shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Holder shall continue as though no such proceeding had been instituted.

Section 5.07 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of a mutilated, destroyed, lost or stolen Note in Section 8.11, no right or remedy conferred in this Note upon or reserved to the Holder of this Note is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.08 Delay or Omission Not Waiver. No delay or omission of the Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or any acquiescence therein. Every right and remedy given by this Article 5 or by law to the Holder may be exercised from time to time, and as often as may be deemed expedient, by the Holder.

Section 5.09 Waiver of Stay or Extension Laws. The Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim to take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Note; and the Borrower (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Holder, but shall suffer and permit the execution of every such power as though no such law had been enacted.

Article 6
CONSOLIDATIONS; MERGER; CONVEYANCE; TRANSFER OR LEASE

Section 6.01 Successor Substituted. At the effective time of any Merger Event entered into by the Borrower, the resulting, surviving or transferee Person (the “Successor Entity”), if not the Borrower, shall succeed to, and be substituted for, and may exercise every right and power of, Borrower under this Note with the same effect as if such successor Person had been named as the Borrower herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under an assignment and assumption agreement, the predecessor Person shall be relieved of all obligations and covenants under the this Note. Notwithstanding the foregoing or anything to the contrary in this Note, the Borrower may not, without the written consent of the Holder, enter into any transaction, other than a transaction that is also a Fundamental Change, as a result of which the Borrower or the Successor Entity would be a United States corporation for United States federal income tax purposes.

Article 7
TAX MATTERS

Section 7.01 Withholding.

(a) Any and all payments by or on account of any obligation of the Borrower under this Note or the Purchase Agreement shall be made without deduction or withholding for any taxes, except as required by applicable law. If any applicable law requires the deduction or withholding of any tax from any such payment by the Borrower, then the Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) The Borrower shall indemnify the Holder, within 10 days after demand therefor, for the full amount of any stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of this Note.

Article 8
MISCELLANEOUS

Section 8.01 Notices. All notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or refusal, when given by (a) personal delivery to the party to be notified, (b) electronic mail or facsimile during normal business hours of the recipient, with verification of receipt, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) registered or certified mail, return receipt requested, postage prepaid, or (d) nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth below:

If to the Holder:

OSN Streaming Limited

OSN Building, Dubai Media City

Dubai UAE

Attention: [*****]

E-mail: [*****]

With a copy to:

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Email: paul.humphreys@freshfields.com

Attention: Paul K. Humphreys, Esq.

If to the Borrower:

Anghami Inc.
16th Floor, Al-Khatem Tower,
WeWork Hub71
Abu Dhabi Global Market Square,
Al Maryah Island, Abu Dhabi, United Arab Emirates
Email: [*****]
Attention: [*****]

With a copy to:

Anghami
OSN Building, 2nd Floor
Dubai Media City
Dubai, United Arab Emirates
Email: [*****]
Attention: [*****]

With a copy to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
United States
Email: blake.redwine@nortonrosefulbright.com

Attention: Blake Redwine

Any party may change the address for notices by providing written notice to the party in accordance with this Section 8.01. Any notice sent by electronic mail shall only be valid if an original of such notice was subsequently received by the notified party, in which case such notice shall be deemed received at such time specified above. Any such notice may be given on behalf of a party hereto by such party’s counsel, or by any other person authorized in writing by such party.

Section 8.02 Counterparts. This Note may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 8.03 GOVERNING LAW; Jurisdiction. THIS NOTE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE CAYMAN ISLANDS.

The Borrower irrevocably consents and agrees, for the benefit of the Holder from time to time of this Note, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Note may be brought in the courts of the Cayman Islands and, until amounts due and to become due in respect of this Note have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Note brought in the courts of the Cayman Islands and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.04 Legal Holidays. In any case where any Conversion Date or Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no PIK Interest on the applicable portion of this Note shall accrue for the period from and after such date.

Section 8.05 Benefits of Note. Nothing in this Note, expressed or implied, shall give to any Person, other than the parties hereto, any benefit or any legal or equitable right, remedy or claim under this Note.

Section 8.06 Headings. The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

Section 8.07 Successors and Assigns. Subject to the limitations contained herein, this Note shall be binding upon the Borrower, and its respective successors and assigns (including by merger, consolidation, amalgamation or otherwise), and shall inure to the benefit of the Holder, and its designees, successors and assigns. This Note may not be assigned by the Borrower without the prior written consent of the Holder. This Note may not be assigned by the Holder without the prior written consent of the Borrower, except as set forth in Section 3.05.

Section 8.08 Registered Form. This Note is registered with respect to principal and interest and any transfer of this Note may be effected only by the surrender of this Note to the Borrower and either the reissuance of this Note by the Borrower and/or the issuance of a new Note by the Borrower to the transferee.

Section 8.09 Amendment; Waiver. The terms and conditions of this Note shall not be amended, changed, terminated or waived except by a writing, duly executed by the Borrower and the Holder. Upon the effectuation of such amendment, change, termination or waiver with the consent of the Borrower and the Holder in conformance with this Section 8.09, such amendment, change, termination or waiver shall be effective as to, and binding against the Borrower and the Holder of this Note. The Borrower shall promptly give written notice of any such amendment, change, termination or waiver to the Holder if the Holder has not previously consented to such amendment, change, termination or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment, change, termination or waiver.

Section 8.10 Severability. In the event any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 8.11 Lost, Mutilated or Stolen Note. Upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Note and, in the case of any such mutilation, upon the surrender of this Note to the Borrower at its principal office, the Borrower will execute and deliver, in lieu thereof, a new Note of like tenor containing the same terms as this Note, dated so that there will be no loss of interest on such lost, stolen, destroyed or mutilated Note. Any Note in lieu of which any such new Note has been so executed and delivered by the Borrower shall not be deemed to be an Outstanding Note for any purpose. If the Holder applies for a substituted Note, the Holder shall furnish to the Borrower such security or indemnity as may be required by the Borrower to save the Borrower harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in case of destruction, loss or theft, the Holder shall also furnish to the Borrower evidence to its satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 8.11 by virtue of the fact that any old Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Borrower, whether or not the destroyed, lost or stolen Note shall be found at any time.

Section 8.12 Calculations. Except as explicitly stated herein, the Borrower shall be responsible for making all calculations required pursuant to this Note, including, without limitation, calculations with respect to determinations of the Last Reported Sale Price and accrued PIK Interest payable on this Note. The Borrower shall make all such calculations in good faith and, absent manifest error, the Borrower’s calculations shall be binding on the Holder. The Borrower shall provide a written schedule of such calculations to the Holder upon the Holder’s written request.

Section 8.13 No Personal Liability of Shareholders, Employees, Officer or Directors. No director, officer, employee, incorporator or shareholder of the Borrower, as such, will have any liability for any obligation of the Borrower under this Note or for any claim based on, in respect of, or by reason of, such obligation or its creation. By accepting this Note, the Holder waives and releases all such liability as part of the consideration for issuance of this Note.

Section 8.14 Inconsistency. In the event of any inconsistency between the terms of this Note and the Purchase Agreement, the terms of this Note shall prevail.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Senior Unsecured Convertible Note as of the date first set forth above.

BORROWER

ANGHAMI INC.

By:	/s/ Elias Habib
Name:	Elias Habib
Title:	Chief Executive Officer

[Signature Page to Senior Unsecured Convertible Note]

HOLDER

OSN STREAMING LIMITED

By:	/s/ Joseph Kawkabani
Name:	Joseph Kawkabani
Title:	Group CEO, Authorised Signatory

By:	/s/ Fiona Robertson
Name:	Fiona Robertson
Title:	Group General Counsel, Director, & Authorised Signatory

[Signature Page to Senior Unsecured Convertible Note]

Attachment 1

[FORM OF NOTICE OF CONVERSION]

Senior Unsecured Convertible Note To: Anghami Inc.

Pursuant to Section 4.01 of that certain Senior Unsecured Convertible Note of Anghami Inc. (the “Borrower”) dated February 7, 2025 (the “Note”), the undersigned Holder hereby exercises the option to convert the Conversion Amount, below designated, and the Borrower shall deliver to the Holder Ordinary Shares, together with a cash payment, if applicable, in lieu of delivering any fractional share of Ordinary Shares, in accordance with the terms of the Note, and directs that any consideration issuable and deliverable upon such conversion, and the portion of the Note representing any unconverted principal of the Note, be issued and delivered to the Holder unless a different name has been indicated below. If any Ordinary Shares or any portion of the Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Note.

Date:_____________________

_________________________

_________________________

Signature(s)

Fill in for registration of shares if to be issued, and Note if to be delivered, other than to and in the Holder:

_________________________

(Name)

_________________________

(Street Address)

_________________________

(City, State and Zip Code)
Please print name and address

Conversion Amount:

Principal amount to be converted (if less than all): $____

Accrued and unpaid PIK Interest to be converted: $____

NOTICE: The above signature(s) of the Holder hereof must correspond with the name as written upon the face of this Note in every particular without alteration or enlargement or any change whatever.

[Signature Page to Senior Unsecured Convertible Note]

_____________________

_____________________

(Tax ID)